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MEMORANDUM OF UNDERSTANDING

        This Memorandum of Understanding (the "Memorandum") is entered into by and among the undersigned law firms on behalf of all Plaintiffs in the class action litigation described in paragraphs C, E and F below (collectively, "Plaintiffs"), and Varsity Brands, Inc. ("Varsity" or the "Company"), Leonard Green & Partners, L.P. ("LG&P"), and the individuals named as defendants in such litigation (collectively with the Company and LG&P, "Defendants").

FACT RECITALS

        A.    Each of the Plaintiffs is and was as of the date of the filing of such person's complaint herein the record and beneficial owner of shares of the common stock of Varsity (the "Varsity common stock").

        B.    On April 21, 2003, Varsity and LG&P announced that they had entered into an agreement contemplating the merger of Varsity with and into an affiliate of LG&P (the "Merger Agreement").

        C.    On May 15, 2003, a putative class action lawsuit, styled as Galinsky v. Varsity Brands, et al., Case No. CH-03-0948, was filed in the Shelby County (Tennessee) Chancery Court (the "Tennessee Action").

        D.    On August 12, 2003, Varsity issued and thereafter (on August 13, 2003) mailed to its stockholders its definitive proxy materials, soliciting a stockholder vote to approve the Merger (as defined in the Merger Agreement). The Special Meeting of Stockholders of Varsity (including any adjournments thereof, the "Meeting") is scheduled to occur on September 15, 2003.

        E.    On August 13, 2003, another putative class action lawsuit, styled Kolton v. Varsity Brands, et al., C.A. No. 20487 was filed in the Court of Chancery of the State of Delaware (the "Delaware Action" and collectively with the Tennessee Action, the "Actions").

        F.     Both of the Actions allege that Varsity and its directors engaged in breaches of fiduciary duties allegedly owed to holders of Varsity common stock other than Defendants and their affiliates (the "Class") and the Delaware Action further alleges that LG&P aided and abetted such breaches of fiduciary duty. Both of the Actions seek to enjoin the Merger and, alternatively request money damages, attorneys' fees and costs.

        G.    Subsequent to the filing of the Actions, a preliminary injunction hearing was scheduled in the Delaware Action for September 9, 2003 and a temporary injunction hearing was scheduled in the Tennessee Action for September 12, 2003.

        H.    On August 22, 2003, the parties to the Actions reached an agreement-in-principle concerning the proposed settlement of the Actions which will result in benefits to the public stockholders of Varsity in the form of supplemental disclosure and changes in the terms of the Merger Agreement, which benefits the Plaintiffs have determined are fair and adequate consideration for the settlement of the Actions.

        I.     The Defendants have denied and continue to deny that they have committed or aided and abetted any breach of duty to the Plaintiffs or the Class (as defined herein) or that any of the Supplemental Disclosures as set forth herein are required by law and enter into this Memorandum solely to avoid the continued distraction, burden and expense of further litigation.

        NOW, THEREFORE, the parties hereto agree as follows:

          1.     The purpose of this Memorandum is to set forth the agreement-in-principle of the parties to the Actions with respect to the matters addressed below.

          2.     The following are the principal terms of the agreement-in-principle to be embodied in definitive documents to be executed by the appropriate parties (the "Settlement") and approved,

  pursuant to applicable rules by the Shelby County (Tennessee) Chancery Court (the "Tennessee Court"):

            (a)   Varsity shall issue supplemental proxy materials, substantially in the form attached hereto as Exhibit A, to its stockholders in advance of the Meeting (the "Supplemental Disclosure"). Counsel for Plaintiffs have reviewed, commented upon and approved the Supplemental Disclosure. The Settlement shall be conditioned upon counsel for Plaintiffs having reasonably satisfied themselves as to the adequacy of the Supplemental Disclosure prior to it becoming effective and being disseminated to the Varsity public shareholders. Such Supplemental Disclosure shall be mailed to the Varsity stockholders at least twelve (12) days prior to the Meeting.

            (b)   Varsity and LG&P have agreed to take action to amend the Merger Agreement in the following respects:

              (i)    The condition set forth in Section 9.3(d) of the Merger Agreement to the effect that the Acquiror (as defined in the Merger Agreement) shall not be obligated to consummate the Merger (as defined in the Merger Agreement) if the holders of 15% or more of the Varsity stock shall have demanded appraisal shall be amended to change the percentage to 20%, but shall remain in full force and effect in all other respects.

              (ii)   The Termination Fee (as defined in the Merger Agreement), payable by Varsity under certain circumstances (as set forth in Section 10.2 of the Merger Agreement), shall be reduced to $2,750,000. All provisions of Article X of the Merger Agreement shall remain in full force and effect in all other respects.

          3.     Subject to such reasonable and appropriate confirmatory discovery as Plaintiffs propose and Defendants agree, the parties agree to enter into a stipulation and agreement of settlement (and such other and related documentation as may be necessary) which will provide for the settlement of the Actions (the "Settlement Agreement") on, among other terms, the following conditions:

            (a)   the certification, for settlement purposes only, of a mandatory non-opt-out class under Tennessee Rules of Civil Procedure Rule 23.02(1) and 23.02(2) of all record and beneficial holders of Varsity common stock (other than the Defendants and their affiliates) during the period beginning on and including April 21, 2003, through and including the date of the consummation of the Merger (the "Merger Date"), including any and all of their respective predecessors, trustees, executors, administrators, representatives, heirs, transferees, successors in interest and assigns, immediate and remote, and any person claiming under any of them, and each of them, and excluding Varsity, its directors, LG&P and their affiliates or successors in interest (the "Class").

            (b)   the terms of the Settlement Agreement primarily will be comprised of the amendment to the terms of the Merger Agreement and the preparation and dissemination of the Supplemental Disclosure outlined above in paragraph 2, as well as releases (in substantially the form set forth in paragraph (c), below) and other terms in form customarily included in such agreements. The parties agree to use their best efforts to obtain approval of such Settlement from the Tennessee Court;

            (c)   in consideration for the terms and conditions of the Settlement Agreement, any and all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Actions, or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise which relate to any of the complaints filed in the Actions, the Merger Agreement, the Merger or any proxy materials, opinions given by Rothschild Inc., public filings or statements (including, but not limited to, public statements) by any of the Defendants or any other Released Persons (as defined below) in connection with the Merger Agreement or the Merger) by or on behalf of any and all of the Plaintiffs in the Actions and/or any and all of the members of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers (including Rothschild Inc.), commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which have arisen, could have arisen, arise now, or relate in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related, directly or indirectly, to any of the complaints filed in the Actions, the Merger Agreement, the Merger or any proxy materials, opinions given by Rothschild Inc., public filings or statements (including, but not limited to, public statements) by any of the Defendants or any other Released Persons in connection with the Merger Agreement or the Merger (collectively, the "Settled Claims") shall be fully, finally, and forever compromised, settled, discharged, dismissed with prejudice and released. The Settlement Agreement shall include appropriate language to waive any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person's release of unknown claims, including without limitation California Civil Code Section 1542.

            (d)   In connection with the Settlement, each of the Defendants shall finally and forever release, relinquish and discharge each and all of the Class Members and counsel to the Plaintiffs from all claims, known or unknown, based upon or arising out of the institution, prosecution, assertion, settlement or resolution of the Actions or the Released Claims.

            (e)   that the Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiffs, the members of the Class or anyone; and

            (f)    that the Defendants are entering into this Memorandum, and will be entering into the Settlement Agreement, because, among other reasons, the proposed Settlement would eliminate the distraction, burden and expense of further litigation.

          4.     The Plaintiffs and their financial and legal advisor(s) will cooperate with Varsity and LG&P in all reasonable respects (subject to applicable legal restrictions) in connection with the Merger and the other understandings set forth herein. The parties, through their counsel, (i) agree to use their best efforts to pursue the Settlement of the Actions in as expeditious and comprehensive a manner as possible and acknowledge that time is of the essence; and (ii) agree to cooperate in preparing any and all necessary papers to define, pursue and effectuate the Settlement of the Actions.

          5.     Pending negotiation, execution and approval of the Settlement by the Tennessee Court, the Plaintiffs agree to stay any discovery and to stay and not initiate any other proceedings in the Actions other than those contemplated by the Settlement itself. The parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any Varsity public stockholder in any other litigation against any of the parties to this Memorandum which challenges the Settlement or the Merger or seeks the same or similar relief as was originally sought in the Actions.

          6.     The parties to the Actions will use their best efforts to complete the discovery contemplated by this Memorandum and to agree upon, execute and present to the Tennessee Court, as promptly as practicable, a formal Stipulation of Settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the Tennessee Court of the Settlement and a dismissal with prejudice of the Actions in the manner contemplated herein and by the Settlement Agreement.

          7.     The Settlement contemplated by this Memorandum will not be binding upon any party until, and is otherwise subject to:

            (a)   the completion by Plaintiffs in the Actions of such documentary discovery and/or oral depositions or interviews as reasonably are requested by them and agreed to by the respective party from whom discovery is requested (the scope of such discovery having been discussed by counsel prior to the execution of this Memorandum);

            (b)   the formal Settlement Agreement (and such other documentation as may be required to obtain final approval by the Court of the Settlement) has been executed by counsel for the parties to the Actions;

            (c)   the approval of the revised terms of the Merger Agreement by the board of directors of Varsity and by LG&P; and

            (d)   final approval by the Tennessee Court of the Settlement (and the exhaustion of possible appeals, if any) and the dismissal of the Actions by both the Tennessee Court and the Delaware Court with prejudice and without awarding costs to any party (except as provided herein) have been obtained, and entry by the Tennessee Court of a final order and judgment containing such release language as is negotiated by the parties and contained in the Settlement Agreement.

          8.     If the Settlement is not consummated in accordance with Paragraph 7, this Memorandum shall be null and void and of no force and effect, and shall not be deemed, used or offered to prejudice in any way the positions of the parties or any Released Persons with respect to the Actions or otherwise, nor to entitle any party to the recovery of costs and expenses incurred to implement this Memorandum (except as provided in paragraph 10 hereof).

          9.     In connection with the Settlement contemplated by this Memorandum, Plaintiffs' counsel will apply to the Tennessee Court for an aggregate award of attorneys' fees and expenses in both Actions, including, without limitation, fees and expenses for or payable to any advisor engaged by or for the Plaintiffs, in an amount not to exceed $525,000 (collectively, the "Fees and Expenses"). Defendants agree that they will not oppose such application. Subject to the terms and conditions of this Memorandum and the terms and conditions of the Settlement Agreement contemplated hereby, Varsity (or its successor(s) in interest) shall pay such Fees and Expenses as may be awarded by the Tennessee Court in accordance with the terms of the Settlement Agreement, provided that such award does not exceed $525,000. Varsity shall make such payment within ten (10) business days following final approval of the Settlement by the Tennessee Court, subject to Plaintiffs' counsel's agreement to refund to Varsity all Fees and Expenses paid to them, plus all interest earned or accumulated thereon, should approval of the Settlement or the award of Fees and Expenses be overturned or modified on appeal. Prior to payment of the Fees and Expenses, each of Plaintiffs' counsel's law firms (the "Plaintiffs' Firms") and each of the Plaintiffs' Firms' partners shall irrevocably submit to the jurisdiction of the Tennessee Court for purposes of enforcing this agreement to refund the Fees and Expenses and shall agree that the Tennessee

  Court may, upon notice to Plaintiffs' counsel, summarily issue appropriate orders, including judgment and attachment orders, and make findings of, and impose sanctions for, contempt, against each of Plaintiffs' Firms and each of their partners, or any of them, should Plaintiffs' counsel fail timely to refund any fees and expenses paid to them. Except as provided herein, the Released Persons shall bear no other expenses, costs, damages or fees alleged or incurred by any of the named Plaintiffs, by any member of the Class, or by any of their attorneys, experts, advisors, agents or representatives.

          10.   Varsity shall be responsible for providing notice of the Settlement to the members of the Class. Varsity, on behalf of and for the benefit of the Varsity director defendants in the Actions, shall bear responsibility for all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

          11.   The provisions contained in this Memorandum shall not be deemed a presumption, concession or an admission by any Defendant in the Actions of any fault, liability or wrongdoing as to any facts or claims alleged or asserted in the Actions, or any other actions or proceedings, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Actions or in any other action or proceeding, whether civil, criminal or administrative, nor shall this Memorandum operate as any concession by Plaintiff's or their counsel as to the claims asserted in the Actions lacking in merit.

          12.   This Memorandum constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the signatories hereto.

          13.   This Memorandum and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

          14.   Plaintiffs and their counsel represent and warrant that none of the Plaintiffs' alleged claims or causes of action against any of the Defendants have been assigned, encumbered or in any manner transferred in whole or in part.

          15.   This Memorandum shall be binding upon, and inure to the benefit of, the parties to the Actions, the Released Persons and their respective agents, executors, heirs, successors and assigns.

          16.   This Memorandum will be executed by counsel for the parties to the Actions. This Memorandum may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. By signing this Memorandum, Plaintiffs' counsel represent that they have authority to act on behalf of all Plaintiffs and their counsel in all of the actions.

          17.   The parties to this Memorandum agree (a) to use their best efforts to achieve the expedited settlement and dismissal of the Actions in accordance with the terms of this Memorandum and (b) to cause the timely occurrence of all events, transactions or other circumstances described herein.

        IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

/s/ A. Rick Atwood, Jr. A. Rick Atwood, Jr. Milberg Weiss Bershad Hynes & Lerach LLP 401 B Street, Suite 1700 San Diego, CA 92101-3356 (619) 231-1058 Attorneys for Plaintiff Leon Galinsky	/s/ B.J. Wade B.J. Wade Glassman, Edwards Wade & Wyatt, P.C. 26 North Second Street Building Memphis, TN 38103 (901) 527-4673 Attorneys for Plaintiff Leon Galinsky
/s/ Ronald A. Brown, Jr. Ronald A. Brown, Jr. Prickett, Jones & Elliott 1310 King Street Wilmington, DE 19801 (302) 888-6525 Attorneys for Plaintiff Sharon Kolton
/s/ Glen Reid Glen Reid Wyatt, Tarrant & Combs, LLP 1715 Aaron Brenner Drive Suite 800 Memphis, TN 38120-4367 (901) 537-1000 Counsel for Defendant, Varsity Brands, Inc and the Individual Defendants
/s/ Catherine G. Dearlove
Jesse A. Finkelstein
Catherine G. Dearlove
Richards, Layton & Finger, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700
    Counsel for Defendant, Varsity Brands, Inc
and the Individual Defendants

/s/ William M. Lafferty
William M. Lafferty
Morris Nichols Arsht & Tunnell
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899-1347
(302) 575-7341
Attorneys for Defendant Leonard Green & Partners, L.P.

Dated: August 28, 2003

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MEMORANDUM OF UNDERSTANDING
FACT RECITALS